1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of February 2018
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS Exhibit Number
99.1	OVERSEAS REGULATORY ANNOUNCEMENT AND INSIDE INFORMATION

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date February 23, 2018	By /s/ Zhang Zhankui Name: Zhang Zhankui Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Zhang Zhankui, Company Secretary

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT AND INSIDE INFORMATION

This announcement is made by Aluminum Corporation of China Limited* (the "**Company**", together with its subsidiaries the "**Group**") pursuant to the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the following full text of information published on the website of the Shanghai Stock Exchange by the Company. The trading in the A shares of the Company has been suspended with effect from 12 September 2017, and will resume trading on 26 February 2018, while the trading in the H shares of the Company will remain as usual.

By order of the Board
Aluminum Corporation of China Limited*
Zhang Zhankui
Company Secretary

Beijing, the PRC
23 February 2018

As at the date of this announcement, the members of the Board comprise Mr. Yu Dehui, Mr. Lu Dongliang and Mr. Jiang Yinggang (Executive Directors); Mr. Ao Hong, Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Ms. Chen Lijie, Mr. Hu Shihai and Mr. Lie-A-Cheong Tai Chong, David (Independent Non-executive Directors).

* *For identification purposes only*

Stock Code: 601600 Stock Abbreviation: Chalco Announcement No.: Lin 2018-010

Reply on Letter of Inquiry Regarding Information Disclosure of Issuance of Shares for Assets Acquisition and Related-Party Transaction Plan of Aluminum Corporation of China Limited* from the Shanghai Stock Exchange by Aluminum Corporation of China Limited* and Informative Announcement on Resumption of Trading

The board of directors of the Company and all members thereof warrant that the content of this announcement is true, accurate and complete and assume joint and several liabilities for any false statement, misleading representation or material omission contained in this announcement.

Important notice:

- After application made by the Company to the Shanghai Stock Exchange, the trading in the shares of the Company will be resumed since the market opening on 26 February 2018, Monday.

As Aluminum Corporation of China Limited* (the "**Company**") is planning a material event, upon application to the Shanghai Stock Exchange, the trading of A shares of the Company (the "**Shares**") has been suspended with effect from 12 September 2017. In addition, on 26 September 2017, the Company has entered into the suspension of trading procedures in relation to the material assets restructuring due to the acquisition of assets by issuance of shares (the "**Transaction"** or **"Restructuring**").

On 31 January 2018, the Company convened the nineteenth meeting of the sixth session of the board of directors, considering and approving resolutions in relation to the Company's issuance of shares for assets acquisition such as the Resolution in relation to the Issuance of Shares for Assets Acquisition and Related-Party Transaction Plan of the Company, and disclosed the relevant announcements and documents of the Issuance of Shares for Assets Acquisition and Related-Party Transaction Plan of Aluminum Corporation of China Limited* and its summary on 1 February 2018. On 7 February 2018, the Company received the Letter of Inquiry Regarding Information Disclosure of Issuance of Shares for Assets Acquisition and Related-Party Transaction Plan of Aluminum Corporation of China Limited* (Shang Zheng Gong Han [2018] No. 0161) (the "**Letter of Inquiry**") from the Shanghai Stock Exchange. According to relevant requirements of the Letter of Inquiry, the Company and relevant intermediaries conducted prudent analysis on the related inquiries. The announcement in response to the inquiries mentioned in the Letter of Inquiry are as follows:

Unless otherwise specified, the terms or abbreviation used in this report of reply shall be same as those defined in the definitions of the plan.

Question 1.

Disclosure of the plan: Baotou Aluminum, Chalco Shandong, Chalco Mining and Zhongzhou Aluminum, being the target assets of the restructuring, used to be the wholly-owned subsidiaries of the listed company. In December 2017, the transaction parties of the restructuring obtained part of the shareholdings of the abovementioned target assets by way of cash contribution or conversion from debt to equity. The listed company proposed to issue shares to acquire the aforementioned shareholdings in this transaction. Please make additional disclosure: (1) specific purposes of the cash contribution received from the target assets; (2) the reasons of formation of creditor's rights used for contribution by Huarong Ruitong, Zhaoping Investment, China Cinda and BOC Financial, and whether the creditor's rights are the creditor's right from the bank; (3) whether the restructuring is in compliance with the requirements of relevant policies of marketized conversion from debt to equity; (4) quantitative analysis on whether the restructuring is conducive to the enhancement on the quality of assets of the listed company, improvement on the financial conditions and enhancement on continuous profitability; (5) specific measures for controlling the listed company's leverage level and maintaining healthy capital structure upon the completion of this transaction. The financial advisor is advised to express opinions.

Reply:

I. SPECIFIC PURPOSES OF THE CASH CONTRIBUTION RECEIVED FROM THE TARGET ASSETS

The cash contribution amounting to RMB7 billion received by Baotou Aluminum, Chalco Shandong, Zhongzhou Aluminum and Chalco Mining was used for repayment of loans, among which Baotou Aluminum had 8 loans, totaling RMB2.6408 billion, Chalco Shandong had 11 loans, totaling RMB1.790 billion, Zhongzhou Aluminum had 8 loans, totaling RMB2.399 billion, and Chalco Mining had 1 loan, totaling RMB0.1702 billion.

As of the issuance date of this report of reply, the funds received from cash contribution of the target assets have all been used for repayment of the loans mentioned above. Details of loan repayment are as follows:

Unit: RMB '0000

No.	Borrowing Unit	Lending Institution	Amount of Loan Repayment
1	Baotou Aluminum	Baotou Donghe Branch of Industrial and Commercial Bank	42,000.00
2	Baotou Aluminum	Baotou Donghe Branch of Agricultural Bank	51,300.00
3	Baotou Aluminum	Baotou Donghe Branch of Bank of China	34,600.00
4	Baotou Aluminum	Baotou Branch of Construction Bank	20,000.00
5	Baotou Aluminum	Baotou Branch of Industrial Bank	76,180.00
6	Baotou Aluminum	Baotou Branch of China Merchants Bank	10,000.00
7	Baotou Aluminum	Hohhot Branch of Minsheng Bank	25,000.00
8	Baotou Aluminum	Baotou Branch of Huaxia Bank	5,000.00
Subtotal of Baotou Aluminum			**264,080.00**
9	Chalco Shandong	Bank of Tang Shan	20,000.00
10	Chalco Shandong	Zhongxin Road Branch of Qishang Bank	6,000.00
11	Chalco Shandong	Zhongxin Road Branch of Qishang Bank	2,000.00
12	Chalco Shandong	Zhongxin Road Branch of Qishang Bank	2,000.00
13	Chalco Shandong	Zibo Branch of China CITIC Bank	12,000.00
14	Chalco Shandong	Beijing Branch of Bank of Shanghai	82,000.00
15	Chalco Shandong	Zibo Nanding Branch of Construction Bank	20,000.00
16	Chalco Shandong	Chinalco Finance Co., Ltd.	10,000.00
17	Chalco Shandong	Zibo Branch of Bank of China	7,000.00
18	Chalco Shandong	Zibo Branch of Bank of China	8,000.00
19	Chalco Shandong	Zibo Nanding Branch of Construction Bank	10,000.00
Subtotal of Chalco Shandong			**179,000.00**

No.	Borrowing Unit	Lending Institution	Amount of Loan Repayment
20	Zhongzhou Aluminum	Luoyang Branch of Industrial Bank	10,000.00
21	Zhongzhou Aluminum	Luoyang Branch of Industrial Bank	10,000.00
22	Zhongzhou Aluminum	Jiaozuo Renmin Road Branch of Zhongyuan Bank	3,000.00
23	Zhongzhou Aluminum	Jiaozuo Branch of China Construction Bank	30,000.00
24	Zhongzhou Aluminum	Jiaozuo Branch of China Construction Bank	20,000.00
25	Zhongzhou Aluminum	Jiaozuo Branch of China Construction Bank	24,000.00
26	Zhongzhou Aluminum	Beijing Branch of Bank of Shanghai	120,000.00
27	Zhongzhou Aluminum	Beijing Branch of Bank of Shanghai	22,900.00
Subtotal of Zhongzhou Aluminum			**239,900.00**
28	Chalco Mining	Beijing Branch of Bank of Shanghai	17,020.00
Subtotal of Chalco Mining			**17,020.00**
Total			**700,000.00**

II. THE REASONS OF FORMATION OF CREDITOR'S RIGHTS USED FOR CONTRIBUTION BY HUARONG RUITONG, ZHAOPING INVESTMENT, CHINA CINDA AND BOC FINANCIAL, AND WHETHER THE CREDITOR'S RIGHTS ARE THE CREDITOR'S RIGHTS FROM THE BANK

(I) The reasons of formation of creditor's rights used for contribution by Huarong Ruitong, Zhaoping Investment, China Cinda and BOC Financial

In December 2017, Huarong Ruitong, Zhaoping Investment, China Cinda and BOC Financial contributed to Chalco Mining at creditor's rights of RMB4.000 billion, RMB1.000 billion, RMB0.500 billion and RMB0.100 billion, respectively. The abovementioned creditor's rights, amounting to RMB5.6 billion in total, were creditor's rights of entrusted loans acquired from Beijing Branch of Bank of Shanghai by Huarong Ruitong, Zhaoping Investment, China Cinda and BOC Financial. The debtor was Chalco Mining. Details are as follows:

In November 2017, Huarong Ruitong, Chalco Mining and Beijing Branch of Bank of Shanghai entered into a Creditor's Rights Transfer Agreement, pursuant to which Beijing Branch of Bank of Shanghai transferred RMB4.000 billion creditor's rights of entrusted loans to Huarong Ruitong. The debtor was Chalco Mining.

In November 2017, Zhaoping Investment, Chalco Mining and Beijing Branch of Bank of Shanghai entered into a Creditor's Rights Transfer Agreement, pursuant to which Beijing Branch of Bank of Shanghai transferred RMB1.000 billion creditor's rights of entrusted loans to Zhaoping Investment. The debtor was Chalco Mining.

In November 2017, China Cinda, Chalco Mining and Beijing Branch of Bank of Shanghai entered into a Creditor's Rights Transfer Agreement, pursuant to which Beijing Branch of Bank of Shanghai transferred RMB0.500 billion creditor's rights of entrusted loans to China Cinda. The debtor was Chalco Mining.

In November 2017, BOC Financial, Chalco Mining and Beijing Branch of Bank of Shanghai entered into a Creditor's Rights Transfer Agreement, pursuant to which Beijing Branch of Bank of Shanghai transferred RMB0.100 billion creditor's rights of entrusted loans to BOC Financial. The debtor was Chalco Mining.

The source of the abovementioned entrusted loans was from working capital loans of financial institutions in the banking industry such as banks and financial companies uniformly financed and distributed to Chalco Mining by Chalco. As of the date of this report of reply, Chalco has already repaid the loans from the financial institutions. Details are as follows:

Unit: RMB '0000

No.	Borrowing Unit	Lending Institution	Balance of Loans	Contribution Unit	Remarks
1	Chalco Mining	Beijing Branch of Bank of Shanghai	100,000.00	Huarong Ruitong	Tangshan Bank as the original lending institution
2	Chalco Mining	Beijing Branch of Bank of Shanghai	100,000.00	Huarong Ruitong	Agricultural Bank and Tangshan Bank as the original lending institutions
3	Chalco Mining	Beijing Branch of Bank of Shanghai	100,000.00	Huarong Ruitong	Chinalco Finance Co., Ltd. as the original lending institution
4	Chalco Mining	Beijing Branch of Bank of Shanghai	100,000.00	Huarong Ruitong	Chinalco Finance Co., Ltd. and China Development Bank as the original lending institutions
6	Chalco Mining	Beijing Branch of Bank of Shanghai	100,000.00	Zhaoping Investment	
7	Chalco Mining	Beijing Branch of Bank of Shanghai	50,000.00	China Cinda	China Development Bank as the original lending institution
8	Chalco Mining	Beijing Branch of Bank of Shanghai	10,000.00	BOC Financial	
Total			**560,000.00**		

(II) The ultimate source of creditor's rights from financial institutions in the banking industry such as banks and financial companies used for contribution is in compliance with the requirements of the marketized conversion from debt to equity

Huarong Ruitong, Zhaoping Investment, China Cinda and BOC Financial carried out capital contribution to Chalco Mining at creditor's rights of RMB5.600 billion in aggregate. The creditor's rights used for capital contribution were from entrusted loans creditor's rights acquired from Beijing Branch of Bank of Shanghai and the debtor was Chalco Mining. As those entrusted loans were entirely the liquidity loans from financial institutions in the banking industry such as banks and financial companies uniformly financed and distributed to Chalco Mining by Chalco, the ultimate source of creditor's rights used by Huarong Ruitong, Zhaoping Investment, China Cinda and BOC Financial were from financial institutions in the banking industry such as banks and financial companies.

According to the Opinions on Actively and Steadily Reducing the Leverage Rate of Enterprises and its annex the Guiding Opinions on Marketized Conversion from Bank Creditor's Rights to Equity (Guo Fa [2016] No. 54 Document, the "**No. 54 Document**"). The range of creditor's rights of conversion of shares was mainly the creditor's rights formed by way of loans from banks to enterprises, while other types of creditor's rights were taken into account appropriately. The creditor's rights of entrusted loans to Chalco Mining used for implementing of marketized conversion from debt to equity from the acquisition of Bank of Shanghai by Huarong Ruitong, Zhaoping Investment, China Cinda and BOC Financial were in compliance with the requirements of relevant policies of the marketized conversion from debt to equity in the PRC.

III. WHETHER THE RESTRUCTURING IS IN COMPLIANCE WITH THE REQUIREMENTS OF RELEVANT POLICIES OF MARKETIZED CONVERSION FROM DEBT TO EQUITY

The transactions of Chalco were in compliance with various requirements of the relevant policies of marketized conversion from debt to equity. Specific analysis is as follows:

(I) Compliance with the requirements of appropriate enterprises and the scope of creditor's rights

The No. 54 Document stipulated that: the target enterprises of marketized conversion from debt to equity were determined by relevant market subjects through independent negotiation in accordance with the national policy orientation. The target enterprises of marketized conversion from debt to equity shall be equipped with the following conditions: better development prospects, having feasible enterprise reform plan and arrangement of becoming profitable; major production of equipment, products and capability complying with the direction of national industrial development, technological advancement with capable products in the market, achieving standards of environmental protection and safety production; with better credit conditions, without record of bad credit such as intentional default and transfer of assets. Quality enterprises having favourable development prospects but temporarily encountering difficulties were encouraged to carry out marketized conversion from debt to equity. The enterprises with the following conditions are prohibited to be the targets of marketized conversion from debt to equity: "zombie companies" without hope of turning losses into profit and losing development prospects; enterprises with malicious debt evasion acts; enterprises with complicated and unclear creditor's rights and debt relationship; enterprises which may give rise to expansion of excess production capacity and increase in inventory. The scope of creditor's rights of conversion of shares was mainly the creditor's rights formed by way of loans from banks to enterprises, while other types of creditor's rights were taken into account appropriately. The quality and types of creditor's rights of conversion of shares were determined based on independent negotiation between the creditor, the enterprises and implementing authorities.

The target enterprises of the marketized conversion from debt to equity of Chalco were Baotou Aluminum, Chalco Shandong, Zhongzhou Aluminum and Chalco Mining, being important subsidiaries of Chalco producing electrolytic aluminum and alumina and with favourable operating conditions. However, as the aforementioned subsidiaries bore considerable debts due to historical reasons as well as the debts caused greater impact on the profitability, the gearing ratios were reduced through the implementing of

the conversion of debt to equity, being able to effectively improve the asset structure of enterprises and enhance the profitability of the enterprises in the future to a great extent. There were no prohibition of marketized conversion from debt to equity and objects by Baotou Aluminum, Chalco Shandong, Zhongzhou Aluminum and Chalco Mining, conforming to the condition of "encouraging quality enterprises having favourable development prospects but temporarily encountering difficulties to carry out marketized conversion from debt to equity".

The creditor's rights within the scope of the conversion from debt to equity were normal loans without special-mentioned and non-performing loans but with better quality. The scope was determined based on independent negotiation between the creditor, the target companies and implementing authorities.

In conclusion, the selection of target companies for conversion from debt to equity and the scope of creditor's rights were in compliance with the requirements of relevant policies of the marketized conversion from debt to equity.

(II) Compliance with the requirements of the scope of implementing authorities for conversion from debt to equity

The No. 54 Document stipulated that: unless otherwise stipulated by the PRC, banks shall not directly convert creditor's rights into equity. Banks shall realize the conversion of debt to equity through transfer of creditor's rights to the implementing authorities, which would then convert creditor's rights to objects and enterprise equity. Financial asset management companies, insurance asset management authorities, state-owned asset investment and operation companies and various types of implementing authorities participated in the commencement of marketized conversion of debt to equity, gave support to the banks for adequate utilization of authorities in compliance with the prevailing conditions or permitted to apply for the establishment of new authorities complying with the requirements to commence marketized conversion of debt to equity, encouraged the implementing of authorities to introduce social capital, and developed mixed ownership to improve capital strength. Different types of implementing authorities were encouraged to commence marketized conversion of debt to equity in an open, fair and just competition, while cooperation among various implementing authorities and between implementing authorities and private equity investment funds and other equity investment authorities was supported.

Chalco had a total of eight counterparties in the transactions, among which Huarong Ruitong, Zhaoping Investment and China Cinda belonged to financial asset management companies or their direct control authorities. China Life and CPIC Life belonged to insurance asset management authorities. BOC Financial, ICBC Financial and ABC Financial belonged to new authorities established by banks for commencement of marketized conversion of debt to equity. All were in compliance with the aforementioned requirements.

In conclusion, the implementing authorities participating in the marketized conversion of debt to equity were in compliance with the requirements of the relevant policies of the marketized conversion from debt to equity.

(III) Compliance with the requirements of self-determined transaction price and conditions

The No. 54 Document stipulated that: banks, enterprises and implementing authorities shall determine the price and conditions of creditor's rights transfer and conversion to equity through independent negotiation. In case of involving various creditors, coordination can be carried out by the creditor's committee led and established by the largest creditor or the creditor who actively upheld marketized conversion of debt to equity. Upon approval, it was permitted to determine the equity transfer price of state-owned listed companies with reference to the secondary stock market and was permitted to determine the equity transfer price of state-owned non-listed companies with reference to the competitive market quota or other fair price. In order to accommodate the work needed for commencement of the marketized conversion of debt to equity, relevant procedures of state-owned asset transfer shall be further ascertained and standardized.

The price and conditions of the marketized conversion of debt to equity by Chalco were formed through negotiation between Chalco and the counterparties. All parties entered into creditor's right acquisition agreement(s), investment agreement(s), equity acquisition agreement(s) and a series of marketized conversion of debt to equity agreement documents in accordance with the laws and regulations, and came up agreement of specific transaction terms such as the price of creditor's rights transfer and equity transfer.

During the transactions, the capital contribution price and the transaction price of the target assets were determined in accordance with the valuation results of the valuation reports issued by an asset valuation authority with securities business qualification and filed by relevant state-owned asset regulatory authorities, and were considered and approved by the board of directors of the listed company and shareholders' general meeting, which were in compliance with the relevant procedures of state-owned asset transfer.

In conclusion, the price and conditions of creditor's rights transfer and conversion to equity in the marketized conversion of debt to equity were determined through independent negotiation between enterprises and implementing authorities. The transaction price and conditions were in compliance with the requirements of relevant policies of the marketized conversion of debt to equity.

(IV) Compliance with the requirements of marketized fund raising for conversion of debt to equity

The No. 54 Document stipulated that: the funds needed for conversion of debt to equity adequately were raised by making use of various marketized methods and channels, encouraging implementing authorities to raise funds from social investors in accordance with laws and regulations, especially for funds used in share capital investment, including various funds from entrusted management.

During the transactions, the source of capital from eight counterparties was obtained in accordance with laws and regulations and could be used for funds in share capital investment.

In conclusion, the source of capital from implementing authorities in the marketized conversion of debt to equity was in compliance with the requirements of relevant policies of the marketized conversion of debt to equity.

(V) Compliance with the requirements of the standardized performance procedure

The No. 54 Document stipulated that: the debt-to-equity enterprise shall complete the establishment of enterprise or change of shareholders and restructuring of the composition of the board as well as registration with the industry and commerce authorities or registration of change in accordance with laws. Where there is new share issued by the listed company, the relevant procedures as required by securities regulatory authorities shall be performed.

Baotou Aluminum, Chalco Shandong, Zhongzhou Aluminum and Chalco Mining completed the internal decision-making process and the registration of change with the industry and commerce authorities in relation to the capital increase and the change of shareholders in accordance with laws.

Chalco acquired from eight counterparties their aggregate equity interest in Baotou Aluminum (as to 25.67%), Chalco Shandong (as to 30.80%), Zhongzhou Aluminum (as to 36.90%) and Chalco Mining (as to 81.14%) by way of share issuance, which constitutes the new share issuance of the listed company. Currently, the proposal on the transaction has been considered and approved by the Board of the listed company and the relevant reporting materials regarding the share issuance and asset acquisition will be submitted to the CSRC after the final proposal on the transaction is duly considered and approved by the Board and at the general meeting of the listed company, which is in compliance with the relevant procedures as required by the securities regulatory authorities.

In conclusion, the standardized performance procedure of the marketized conversion from debt to equity is in compliance with the requirements under relevant policies on the marketized conversion from debt to equity.

(VI) Compliance with laws and regulations in relation to the execution and safeguarding of shareholders' rights

The No. 54 Document stipulated that: upon implementing of the marketized conversion from debt to equity, all shareholders' rights of the implementing authorities as entitled under the Company Law shall be safeguarded and the implementing authorities shall participate in corporate governance, decision-making on significant operational issues and equity management to the extent as permitted by laws and the articles of association of the Company.

Upon completion of the transaction, the listed company will continue to comply with the Company Law, the Securities Law and relevant requirements in order to safeguard the legal rights of all shareholders, inclusive of the implementing authorities, and protect the legal rights of minority shareholders from being prejudiced. The listed company will ensure the participation of the implementing authorities in corporate governance, decision-making on significant operational issues and equity management to the extent as stipulated by laws, the articles of association of the Company and relevant contracts.

In conclusion, upon completion of the marketized conversion from debt to equity, the execution and safeguarding of shareholders' rights of the implementing authorities by Chalco as required by laws and regulations is in compliance with the requirements under relevant policies on the marketized conversion from debt to equity.

(VII) Compliance with the requirements of equity withdrawal by way of marketization

The No. 54 Document stipulated that: where the implementing authorities expect to withdraw their equity, they may negotiate and agree with the relevant enterprises on the method of withdrawal of the equity held by them. Where the debt-to-equity enterprise is a listed company, the shareholding in conversion shares may be withdrawn in accordance with laws and the enterprise shall comply with the moratorium and other relevant regulatory requirements on securities under the transfer. Where the debt-to-equity enterprise is an unlisted company, transfer and withdrawal are encouraged to be conducted through merger and acquisition, listing on the National Equities Exchange and Quotations (NEEQ), transactions in regional equity markets, listing on stock exchanges, and the like.

Upon completion of the transaction, the counterparties hold the equity interest in the listed company. The consideration shares acquired by such eight counterparties under the transaction will be locked up in accordance with the Administrative Measures for Restructuring (《重組管理辦法》) and other relevant requirements and the shareholding therein may be withdrawn upon expiry of the lock-up period by virtue of laws and regulations.

In conclusion, the implementing authorities involved in the marketized conversion from debt to equity may withdraw their equity by way of marketization, which is in compliance with the requirements under relevant policies on the marketized conversion from debt to equity.

In light of the above, the transaction complies with all requirements under relevant policies on the marketized conversion from debt to equity.

IV. QUANTITATIVE ANALYSIS ON WHETHER THE RESTRUCTURING IS CONDUCIVE TO THE ENHANCEMENT ON THE QUALITY OF ASSETS OF THE LISTED COMPANY, IMPROVEMENT ON THE FINANCIAL CONDITIONS AND ENHANCEMENT ON CONTINUOUS PROFITABILITY

(I) The transaction is conducive to the enhancement on the quality of assets of the listed company

Assuming that such eight counterparties had increased their capital contribution to Baotou Aluminum, Chalco Shandong, Zhongzhou Aluminum and Chalco Mining by way of cash and loans amounting to RMB12.60 billion since 1 January 2017 and the corresponding liabilities had been repaid at the beginning of the period or the date of renewal. As of 30 September 2017, there would be an analogous increase in cash of RMB0.00 ten thousand as stated in the consolidated financial statements of Chalco as at 30 September 2017 for liabilities not incurred and there would be an analogous decrease in borrowings of RMB12.60 billion as stated in the consolidated financial statements of Chalco as at 30 September 2017 for liabilities repaid.

Prior to and upon completion of the transaction, the changes in the assets of the listed company are set out as follows:

Unit: RMB '00000000

	30 September 2017		
Item	**Before transaction**	**After transaction**	**Change**
Total assets	1,900.33	1,900.33	–
Total liabilities	1,372.43	1,246.43	-126.00
Equity attributable to owners of the parent	379.21	505.21	126.00
Debt to asset ratio	72.22%	65.59%	-6.63 percentage points

Note: The above figures were unaudited.

Based on the above estimation, as of 30 September 2017, the debt to asset ratio of the listed company was 72.22% and 65.59% prior to and upon completion of the transaction, representing a decrease of 6.63 percentage points. The marketized conversion from debt to equity under this transaction will lead to a significant reduction in the debt to asset ratio of the listed company, hence enhancing the quality of its assets.

(II) The transaction is conducive to the improvement on the financial conditions and enhancement on continuous profitability

In this transaction, the size of the marketized conversion from debt to equity amounted to RMB12.6 billion and the interest expenses on such indebtedness amounted to a total of approximately RMB700 million per year as calculated by the corresponding interest rates of such indebtedness. With the implementing of the marketized conversion from debt to equity, the interest expenses of the target companies will be decreased. The transaction further improves the financial condition of Baotou Aluminum, Chalco Shandong, Zhongzhou Aluminum and Chalco Mining as well as the level of net profit thereof, which is conducive to the improvement on the financial conditions and enhancement on continuous profitability of the listed company.

V. SPECIFIC MEASURES FOR CONTROLLING COMPANY'S LEVERAGE LEVEL AND MAINTAINING HEALTHY CAPITAL STRUCTURE UPON THE COMPLETION OF THIS TRANSACTION

Chalco's marketized conversion from debt to equity is a significant move to follow the policy of the State Council of promoting supply-side structural reform and focusing on the tasks of "cutting overcapacity, reducing excess inventory, deleveraging, lowering costs, and strengthening areas of weakness" (三去一降一補). This transaction enables Chalco to lower its debt to asset ratio, minimize its financial burden and enhance its continuous profitability. Chalco will continue to push ahead structural adjustment and transformation upgrading, adopt various measures to effectively control listed company's leverage level and maintain a healthy capital structure. The specific measures are set out as below:

First, Chalco will further sustain the effect of this marketized conversion from debt to equity, grasp the chance brought about by the State's policy on promoting supply-side structural reform, focus on its principle business development, take full advantage of being a leading enterprise in non-ferrous metal industry, actively optimize resources allocation, grasp the chance of China's economy entering into a high quality development stage from rapid growth stage, expand and develop its core business, put more effort into the transformation upgrading, enhance its core competitiveness and sustainable development capacity.

Second, Chalco will strictly control the cost and scale of debt financing, and put great effort into debt risks prevention. Chalco will adopt various measures to strictly control financial risks and prevent debt risks. It will put more effort into the control of external investment, fund use and other aspects of its subsidiaries through "double control" of the scale of liability (liability ratio) and financial cost with a view to fully manage the debt risks. Meanwhile, Chalco will actively carry out the works such as cutting overcapacity and addressing the problems of "zombie enterprises and enterprises with difficulties" (處僵治困) and control investment in a reasonable manner according to the market prospect and actual situations of enterprises, in order to accelerate turnover of fund and improve fund utilization rate.

Third, Chalco will do more to make itself leaner, healthier and perform better. It will carry out its key task of "cutting overcapacity, reducing excess inventory, deleveraging, lowering costs, and strengthening areas of weakness". Chalco will improve source control, arrange production-supply-marketing programs in a reasonable manner, push forward smart manufacturing and lean management with a view to enhance production efficiency and management standard. It will further strengthen its cost control measures in order to fully control all operational, management and financial costs incurred in business and management sections. Meanwhile, it will strengthen financial management, put more efforts into the control and recovery of inventories and accounts receivable in order to reduce the debt to asset ratio and financial costs, which will improve the operational effectiveness and profitability as a result.

Fourth, Chalco will set its fundamental targets to facilitate high quality development in its principal business, revitalize inventory resources, optimize incremental resources with a view to form a virtuous circle and further enhance its operational effectiveness. Chalco will continue to follow the guidance as to develop itself to become a world-class enterprise with international competitiveness. It will allocate financial resources in a reasonable manner according to its principal business, improve the utilization rate of inventory resources, keep changing the developmental methods, reduce production costs, and manage to reduce its general debt to asset ratio while it is on a stable level. Chalco will enhance its operational effectiveness as well as facilitate further optimization of its capital structure in order to achieve sustainable high quality development.

Fifth, Chalco will carry out equity financing in a reasonable manner, improve its capital strength, stabilize and lower its leverage ratio level. Chalco will put more effort into the control of financial leverage in its subsequent operational development. While controlling the scale of debt financing, it will carry out equity financing in an appropriate and reasonable manner so as to support supply-side structural reform, the development in and structural upgrade of service industry. Chalco will also explore channels for raising direct financing funds, enhance the development of financing channels for major projects, properly increase the contribution percentage of investment projects, establish a mechanism to reduce cooperate bonds, optimize capital structure, enhance its own capital strength, stabilize and lower its leverage ratio level.

VI. ADDITIONAL DISCLOSURE

The Company has made additional disclosure on the information, including the specific use of cash contributions from the target assets, and the reasons for the formation of creditor's rights of Huarong Ruitong, Zhaoping Investment, China Cinda and BOC Financial which are used for contribution in "(II) Historical developments" under "I. 25.67% equity interest of Baotou Aluminum", "II. 30.08% equity interest of Chalco Shandong", "III. 81.14% equity interest of Chalco Mining, "IV. 36.90% equity interest of Zhongzhou Aluminum" of "Section IV Basic Information of Target Transaction" in the plan; made additional disclosure on the information, including this transaction is in compliance with the requirements under the relevant policies relating to marketized conversion from debt to equity in "11. This transaction is in compliance with requirements under the relevant policies relating to marketized conversion from debt to equity" under "Section I Overview of this Transaction" in the plan; provided additional disclosure on the relevant quantitative analysis in "1. It is conducive to the enhancement of the quality of asset of the listed company, improvement on the financial conditions and enhancement on continuous profitability, and can help listed company to reduce the number of related-party transaction and prevent competition with its counterparties and be more independent" under "(II) This transaction is in compliance with the requirements under article 43 of the Administrative Measures for Restructuring" of "VII. This transaction is in compliance with the relevant requirements under the Administrative Measures for Restructuring" under "Section I Overview of this Transaction" in the plan; made additional disclosure on the information, including the specific measures carried out by the listed company to control leverage level and maintain healthy capital structure upon the completion of this transaction in "XII. Specific measures to effectively control listed company's leverage level and maintain healthy capital structure upon the completion of this transaction' under "Section I Overview of this Transaction" in the plan.

VII. REVIEW OPINION OF INTERMEDIARY INSTITUTION

The independent financial advisor, after examination, considers that the funds received by Baotou Aluminum, Chalco Shandong, Zhongzhou Aluminum and Chalco Mining from such contribution have been used for loan repayment. The creditor's rights of Huarong Ruitong, Zhaoping Investment, China Cinda and BOC Financial used for contribution are obtained from the acquisition of entrusted loans from Beijing Branch of Bank of Shanghai, and finally come from loans granted by financial institutions in banking industry, including banks and financial companies, which is in compliance with the requirements under the relevant policies of the State relating to marketized conversion from debt to equity. This transaction is conducive to the enhancement on the quality of assets of the listed company, improvement on the financial conditions and enhancement on continuous profitability. Chalco will grasp the political opportunity brought about by supply-side structural reform and focus on the development of its principal business; strictly control debt financing cost and size, prevent debt risks; make itself leaner, healthier and perform better; carry out the works relating to "cutting overcapacity, reducing excess inventory, deleveraging, lowering costs, and strengthening areas of weakness"; revitalize inventory resources, and optimize incremental resources according to principal business, carry out equity financing in an appropriate and reasonable manner, enhance capital strength and other measures with a view to control the leverage level of listed company and maintain a healthy capital structure.

Question 2.

Disclosure of the plan: the operating income of the target asset, Baotou Aluminum, in 2016 amounted to RMB6,467 million, net profit attributable to the parent amounted to RMB795 million. In 2017, the operating income significantly increased to RMB10,419 million, but net profit attributable to the parent decreased to RMB650 million. According to the plan, the cause of the increased income and decreased profit was the prices of upper stream huge raw materials increased and the costs increased as a result. Please provide additional disclosure on the followings: (1) further explanation on the reasons and rationales for the increased income and decreased profit in terms of changes in the price of raw material (i.e. alumina), changes in the selling price of electrolytic aluminum, industry development trend, and operational conditions of target asset; (2) it was stated in the plan that Baotou Aluminum currently has become an enterprise with the highest cost competitiveness in aluminum industry in China. Please analysis and explain the core competition strength of Baotou Aluminum by comparing costs of Baotou Aluminum with other subsidiaries of Chalco and its major competitors. The financial advisor and accountant are advised to express their opinions.

Reply:

I. FURTHER EXPLANATION ON THE REASONS AND RATIONALES FOR THE INCREASED INCOME AND DECREASED PROFIT IN TERMS OF CHANGES IN THE PRICE OF RAW MATERIAL (I.E. ALUMINA), CHANGES IN THE SELLING PRICE OF ELECTROLYTIC ALUMINUM, INDUSTRY DEVELOPMENT TREND, AND OPERATIONAL CONDITIONS OF TARGET ASSET

(I) Purchase price of alumina in 2017 increased significantly as compared with 2016

During the reporting period, changes in the purchase price of alumina, the main raw material used by Baotou Aluminum in its production, are set out as below:


Purchase Price of Alumina (RMB/tonne)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
January 2016
February 2016
March 2016
April 2016
May 2016
June 2016
July 2016
August 2016
September 2016
October 2016
November 2016
December 2016
January 2017
February 2017
March 2017
April 2017
May 2017
June 2017
July 2017
August 2017
September 2017
October 2017
November 2017
December 2017

The average purchase price of Baotou Aluminum's alumina in 2017 was RMB3,060/tonne, representing an increase of 37.63% as compared with 2016. The operating cost of Baotou Aluminum in 2017 (RMB9,108.4632 million) increased significantly from 2016 (RMB5,152.3628 million) as a result of the increase in the price of upper stream raw materials.

(II) No significant changes are recorded in operating profit due to the increase in the selling price of electrolytic aluminum in 2017 as compared with 2016 was lesser than that in the price of raw material, and the gross profit margin was decreased

During the reporting period, changes in the selling price of electrolytic aluminum, which was the major product of Baotou Aluminum are set out as below:



Sales Price of Electrolytic Aluminum (RMB/tonne)
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
January 2016
February 2016
March 2016
April 2016
May 2016
June 2016
July 2016
August 2016
September 2016
October 2016
November 2016
December 2016
January 2017
February 2017
March 2017
April 2017
May 2017
June 2017
July 2017
August 2017
September 2017
October 2017
November 2017
December 2017

The average selling price of Baotou Aluminum's electrolytic aluminum in 2017 was RMB14,405.17/tonne, representing an increase of 15.84% as compared with 2016. However, the increase in the selling price of electrolytic aluminum is lesser than that in the price of the main raw materials, including alumina, the gross profit margin of Baotou Aluminum decreased from 20.33% in 2016 to 12.58% in 2017, and the operating income of Baotou Aluminum in 2017 increased significantly as compared with 2016, while the increase in the operating profit was not large as a result.

(III) Net profit in 2017 decreased as compared with 2016 due to a decrease in disposal gain on non-current asset

The non-operating income of Baotou Aluminum in 2016 was RMB181.1138 million, which mainly included the disposal gain on non-current asset from fixed asset disposal amounted to RMB160.8281 million. The non-operating income in 2017 was RMB9.3503 million, which was significantly decreased as compared with 2016. Therefore, there was a certain degree of decrease in the net profit in 2017 as compared with 2016 under the situation that the change in operating profit was not too much.

In conclusion, due to the significant increase in the purchase price of main raw materials, such as alumina, in 2017 as compared with 2016 was more than that in the selling price of electrolytic aluminum in 2017, the operating income of Baotou Aluminum increased significantly but its operating profit basically remained unchanged. Meanwhile, since the relevant non-operating income from disposal of non-current asset in 2016 was relatively high, net profit in 2017 was decreased instead of increased as compared with 2016.

II. IT WAS STATED IN THE PLAN THAT BAOTOU ALUMINUM CURRENTLY HAS BECOME AN ENTERPRISE WITH THE HIGHEST COST COMPETITIVENESS IN ALUMINUM INDUSTRY IN CHINA. PLEASE ANALYSIS AND EXPLAIN THE CORE COMPETITION STRENGTH OF BAOTOU ALUMINUM BY COMPARING COSTS OF BAOTOU ALUMINUM WITH OTHER SUBSIDIARIES OF CHALCO AND ITS MAJOR COMPETITORS

(I) Cost strength

Baotou Aluminum has an extensive experience in production after years of effort. In 2016, a comparison of the average gross profit margin of Baotou Aluminum and other companies under Chalco, whose principal businesses are electrolytic aluminum and the comparable A share listed companies which carry out electrolytic aluminum business is set out as below:

Name of Companies	**Gross Profit Margin**
Baotou Aluminum	20.33%
Average gross profit margin of other companies under Chalco, which carry out electrolytic aluminum business	11.87%
Comparable A share listed companies which carry out electrolytic aluminum business	
Yunnan Aluminium Co., Ltd. (雲鋁股份) – aluminum ingots segment	15.95%
Jiaozuo Wanfang Aluminum Manufacturing Co., Ltd. (焦作萬方) – electrolytic aluminum segment	12.04%
Yechiu Metal Recycling (China) Co., Ltd. (怡球資源) – aluminum ingots segment	9.14%
Henan Zhongfu Industrial Co., Ltd. (中孚實業) – electrolytic aluminum segment	18.32%

Note: the sources of the data of the aforesaid comparable A share listed companies are their respective 2016 annual reports

According to the above table, when comparing with other companies under Chalco which carry out electrolytic aluminum business and the comparable A share listed companies which carry out electrolytic aluminum business, Baotou Aluminum's gross profit margin is in a leading place with stronger cost competitiveness and strength.

(II) Resource strength

Baotou Aluminum is located in Baotou City, Inner Mongolia and has a better advantage of resources such as coal, power and energy. For coal resource, the current proven reserves in Inner Mongolia Autonomous Region are 701.6 billion tonnes, in which, more than 7 billion tonnes are in Baotou City. The reserves in Ordos region, which is adjacent to Baotou City, are up to 149.6 billion tonnes. Moreover, the quality of coal in Ordos region is good and the average transport distance between Ordos region and Baotou Aluminum is not more than 150km, and sufficient coal supply for Baotou Aluminum is therefore secured. For power and energy, a 500kV core power grid network in Inner Mongolia with "two horizontal and four vertical" grids has been developed. Power supply areas in each union city have formed a power grid network with 220kV power supply, in which Hohhot, Baotou and Wuhai have formed a 220kV power supply city network. Power grid in West Inner Mongolia is managed by the local government and the supply of power and energy is stable and sufficient.

III. ADDITIONAL DISCLOSURE

The Company has made additional disclosure on the information, including the reasons and rationales for the changes in the operating income and net profit of Baotou Aluminum in 2017 in "(VII) Key financial information" under "I. 25.67% equity interest of Baotou Aluminum" of "Section IV Basic Information of Target Transaction" in the plan; made additional disclosure on the information, including the cost strength of Baotou Aluminum in "(II) Status and competitive strength of target assets" under "II. Basic information of industry of target assets" of "Section VII Management Discussion and Analysis" in the plan.

IV. REVIEW OPINION OF INTERMEDIARY INSTITUTIONS

(I) Review opinion of independent financial advisor

The independent financial advisor, after examination, considers that the increase in Baotou Aluminum's operating income and decrease in its net profit in 2017 is in line with the actual production operating situation of enterprise and it is rational.

(II) Review opinion of accountant

The accountant, after examination, considers that according to the audits carried out by the accountant for Baotou Aluminum to date, the aforesaid financial data of Baotou Aluminum in 2016 and 2017 are in line with the financial results of Baotou Aluminum in 2016 and 2017.

Question 3.

Disclosure of the plan: the operating income of the target asset, Chalco Shandong, in 2016 amounted to RMB5,990 million, net profit attributable to the parent amounted to RMB354 million. The operating income significantly increased to RMB8,402 million in 2017, but net profit attributable to the parent decreased slightly to RMB322 million. According to the plan, it was due to the newly added research and development costs and increase in the management fees. Please further explain the reasons and rationales for the decrease in net profit in terms of changes in the prices of main products and raw materials, research and development costs and termination benefits during the reporting period. The independent financial advisor and accountant are advised to express their opinions.

Reply:

I. FURTHER EXPLANATION ON THE REASONS AND RATIONALES FOR THE DECREASED IN NET PROFIT IN TERMS OF CHANGES IN THE PRICES OF MAIN PRODUCTS AND RAW MATERIALS, RESEARCH AND DEVELOPMENT COSTS AND TERMINATION BENEFITS DURING THE REPORTING PERIOD

In 2017, the average selling prices of the main products of Chalco Shandong, i.e. alumina, aluminum hydroxide and fine alumina, increased 35%, 41% and 23%, respectively as compared with 2016. The average purchase price of the main raw material, i.e. bauxite, decreased 14% as compared with 2016. The operating gross profit in 2017 increased 73% as compare to 2016 under the circumstance that an increase was recorded in operating income.

The management fees of Chalco Shandong was RMB596.1729 million in 2017, representing an increase of 234% as compared with RMB178.6881 million in 2016, which was mainly due to the research and development costs of RMB281.1158 million included in the management fees in 2017 increased by 1,646% as compared with RMB16.1050 million in 2016, and the termination benefits of RMB155.1597 million increased by 398% as compared with RMB31.1708 million in 2016. As a result of the increase in management fees, the operating profit of Chalco Shandong in 2017 was 21% higher than that of 2016, such increase was less than the operating gross profit.

In 2016, Chalco Shandong used the unrecognized deductible temporary difference of deferred income tax asset in the previous year to make the income tax expense in 2016 to be negative. In 2016, the net profit was higher than total profit. In 2017, there was no similar tax mitigation effect, and the income tax expense increased significantly. Therefore, the net profit in 2017 decreased as compared with 2016.

II. REVIEW OPINION OF INTERMEDIARY INSTITUTIONS

(I) Review opinion of independent financial advisor

Independent financial advisor, after examination, considers that Chalco Shandong's operating income in 2017 increased significantly as compared with 2016, while its net profit decreased as compared with 2016 is in line with the actual production operating situation of enterprise and it is rational.

(II) Review opinion of accountant

The accountant, after examination, considers that according to the audits carried out by the accountant for Chalco Shandong to date, the aforesaid financial data of Chalco Shandong in 2016 and 2017 are in line with the financial results of Chalco Shandong in 2016 and 2017.

Question 4.

Disclosure of the plan: for Baotou Aluminum, the valuation results derived by using the income approach was adopted as the conclusion of valuation in relation to the restructuring; and for Chalco Shandong, Chalco Mining and Zhongzhou Aluminum, the valuation results derived by using the asset-based approach was adopted as the conclusion of valuation. Please provide additional disclosure on the followings: (1) whether there is substantial differences between the valuation results and the appreciation rate of the valuation on Baotou Aluminum by using the asset-based approach and the estimated value derived by using the income approach; if this is the case, please explain the reasons; (2) the rationality of the major parameters, basis of preliminary valuation and parameter determination under the valuation on Baotou Aluminum by using the income approach; (3) whether there is substantial differences between the valuation results and the appreciation rate of the valuation on Chalco Shandong, Chalco Mining and Zhongzhou Aluminum by using the income approach and the estimated value derived by using the asset-based approach; if this is the case, please explain the reasons. The financial advisor and valuer are advised to express their opinions.

Reply:

I. NO SUBSTANTIAL DIFFERENCES BETWEEN THE ESTIMATED VALUATION RESULTS AND THE ESTIMATED APPRECIATION RATE OF THE VALUATION ON BAOTOU ALUMINUM BY USING THE ASSET-BASED APPROACH AND THE INCOME APPROACH

In this transaction, the benchmark date is set to be 31 December 2017. The estimated value of Baotou Aluminum derived by using the income approach amounted to RMB10.3916455 billion and that derived by using the asset-based approach amounted to RMB9.2323124 billion, and the difference therebetween amounted to RMB1.1593331 billion or a difference ratio of 11.16%. The main reason for the higher estimated valuation results derived by using the income approach than the asset-based approach is that the realized assets of Baotou Aluminum may generate gains in the future with the present value calculated by using the risk discount rate method being the appraised value of the equity interest of the appraised entity while the asset-based approach adopts the historical cost of assets as the basis of calculation, which can barely reflect an objective and reasonable picture of the overall enterprise value of Baotou Aluminum, including the technology and cost advantages, human resources and advanced management model thereof and is mainly attributable to:

(1) Baotou Aluminum is a high-tech enterprise with its relatively mature and advanced electrolytic aluminum techniques under standardized management and the effective reduction in power consumption per tonne of aluminum after technology upgrade and renovation of equipment and enhanced management in recent years. Baotou Aluminum has a relatively strong competitiveness in the industry.

(2) the low power consumption cost on electrolytic aluminum of Baotou Aluminum. Baotou Aluminum owns its ancillary power plants, and Baotou City is adjacent to the coal production areas, so that it recorded lower coal cost and power generation cost, hence reducing the comprehensive cost of Baotou Aluminum on production of electrolytic aluminum.

In light of the above, taking into account the competitive advantage of Baotou Aluminum, its estimated valuation results derived by using the income approach is slightly higher than that by using the asset-based approach, which, however, does not result in substantial differences.

II. RATIONALITY OF THE MAJOR PARAMETERS, BASIS OF PRELIMINARY VALUATION AND PARAMETER DETERMINATION UNDER THE PRELIMINARY VALUATION ON BAOTOU ALUMINUM BY USING THE INCOME APPROACH

(I) Major parameters for profit forecast

The major parameters for profit forecast of Baotou Aluminum as estimated by using the income approach are set out as follows:

Unit: RMB '0000

Item	2018	2019	2020	2021	2022 and onwards
Gross profit margin	0.1491	0.1480	0.1561	0.1604	0.1709
Total net profit	68,590.34	67,609.26	65,922.33	69,346.98	78,021.86
Discount rate			12.18%		

(II) Major parameters, basis and rationality of the preliminary valuation

1. *Forecast on operating income*

The primary businesses of Baotou Aluminum are the production and sale of aluminum ingots, aluminum fluid and aluminum alloy. In this preliminary valuation, the Company conducted an analysis on the above products in terms of production capacity, operation rate, import and export, selling price and consumption worldwide by taking into full consideration the historical price, supply-demand relationship, industry development trend and other relevant information and has made forecast on sales income with reference to the latest trend of price change forecasted by investment banks released by Bloomberg and the actual capacity and sale volume of Baotou Aluminum.

2. *Forecast on operating cost*

The operating cost of Baotou Aluminum mainly refers to the raw materials and fuels used in relevant products, employee benefit expenses, production overhead expenditure, etc. In projecting the future operating cost, the cost of principal operations was projected based on such factors as historical price movements of materials including alumina, calcined coke and purchased calcined briquettes and unit consumption and price movement trend of coal and electricity externally purchased and other fuels and power sources, as well as the staff remuneration policy, and by reference to the analysis on price movement trends of each type of products.

3. *Forecast on expenses and taxes for the period*

In projecting each expense item of Baotou Aluminum for the period, the Company has taken consideration the historical human resources, employee benefit expenses, transportation and miscellaneous fees, office expenses and other relevant costs together with the current operating condition of Baotou Aluminum. Meanwhile, the Company made forecast on business tax and surcharges based on the taxes and tax rates assumed by Baotou Aluminum.

4. *Determination of discount rate*

(1) Risk-free return rate (rf): the approximate value of risk-free return rate (rf) is determined with reference to the average of the China Treasury Rate on medium to long-term treasury bonds issued by the country in recent five years and based on the average of the China Treasury Rate on treasury bonds with a term of 10 years or above, i.e. rf=3.95%.

(2) Expected rate of market return (rm): it is generally believed that the fluctuation in stock index reflects the overall fluctuation in the market and the average long-term return rate of index reflects the average expected rate of market return. The approximate value of expected rate of market return is derived by estimating the average return rate of index since 21 May 1992 when open stock price and free auction were first allowed for the SSE Composite Index and up to 31 December 2017, i.e. rm=10.41%.

(3) βe value: it is derived by using the income approach valuation model and making reference to the historical average risk coefficient of similar stocks of comparable companies listed in Shanghai and Shenzhen available within 60 months preceding the benchmark date;

(4) Cost of equity capital (re): the Company has taken into consideration the specific individual risk that may arise due to the difference between the financing conditions, liquidity, governance structure and other relevant aspects of the appraised target and those of the comparable listed companies in this valuation, where the specific risk adjustment coefficient of the Company being ε = 0.03; and the formula for the cost of equity capital (re) of the appraised target for a fixed term of year is as follow:

$$r_e = r_f + \beta_e \times (r_m - r_f) + \varepsilon$$

(5) Applicable tax rates: the income tax rate of 15% and 25% were adopted in this estimation for 2018 to 2019 and 2020 and onwards, respectively.

The value of operating assets (P) = RMB6.8044838 billion is derived in this calculation.

5. Estimated value of long-term investments

The valuation results of long-term equity investment of Baotou Aluminum amounted to RMB2.9328160 billion.

6. Estimated value of surplus balance or non-operating assets

The assets (or liabilities) of Baotou Aluminum at book value not included in the net cash flow in this preliminary valuation are recognized as surplus balance or non-operating assets (or liabilities) other than the cash flow derived in this estimation. The value of the surplus balance or non-operating assets (or liabilities) amounted to C = RMB1.6736923 billion.

7. Estimated valuation results

(1) Where the value of operating assets being P = RMB6.8044838 billion; the value of surplus balance or operating assets as at the benchmark date being C = RMB1.6736923 billion; and the value of equity investment being I = RMB2.9328160 billion, the enterprise value of the appraised target as at the benchmark date will be:

B = P + C + I = RMB11.4109922 billion

(2) Where the enterprise value of the appraised target being B = RMB11.4109922 billion; and the value of interest-bearing liabilities being D = RMB1.0193467 billion, the cost of equity capital of the appraised target will be:

E = B – D = RMB10.3916455 billion

III. RELATIVELY MINIMAL DIFFERENCES BETWEEN THE ESTIMATED VALUATION RESULTS AND THE ESTIMATED APPRECIATION RATE OF THE VALUATION ON CHALCO SHANDONG, CHALCO MINING AND ZHONGZHOU ALUMINUM BY USING THE INCOME APPROACH AND THE ESTIMATED VALUE DERIVED BY USING THE ASSET-BASED APPROACH

1. Chalco Shandong

In this preliminary valuation, the value of the entire shareholders' equity of Chalco Shandong derived by using the income approach amounted to RMB5.6496466 billion, representing a decrease of RMB144.7201 million or 2.50% as compared to RMB5.7943667 billion as derived by using the asset-based approach. The difference between the estimated valuation results derived by using the two valuation approaches is relatively minimal.

2. Chalco Mining

In this preliminary valuation, the value of the entire shareholders' equity of Chalco Mining derived by using the income approach amounted to RMB6.7492082 billion, representing a decrease of RMB435.0648 million or 6.45% as compared to RMB7.184273 billion as derived by using the asset-based approach. The difference between the estimated valuation results derived by using the two valuation approaches is relatively minimal.

3. Zhongzhou Aluminum

In this estimation, the value of the entire shareholders' equity of Zhongzhou Aluminum derived by using the income approach amounted to RMB6.2148874 billion, representing a decrease of RMB349.5537 million or 5.32% as compared to RMB6.5644411 billion as derived by using the asset-based approach. The difference between the estimated valuation results derived by using the two valuation approaches is relatively minimal.

IV. ADDITIONAL DISCLOSURE

The Company has made additional disclosure on the abovementioned in "III. Valuation on target assets" under "Section V Estimated Consideration and Fairness on Pricing of Target Assets" in the plan.

V. REVIEW OPINION OF INTERMEDIARY INSTITUTIONS

(I) Review opinion of independent financial advisor

The independent financial advisor, after examination, considers that the determination of major parameters as estimated by using the income approach is in line with the relevant requirements as set out in the Chinese Valuation Standards (《資產評估準則》) and is rational, and there is no substantial difference between the estimated valuation results derived by using the income approach and the asset-based approach. The difference between the estimated valuation results of Chalco Shandong, Chalco Mining and Zhongzhou Aluminum derived by using the asset-based approach and the income approach is relatively minimal.

(II) Review opinion of valuer

The valuer, after examination, considers that the listed company has made additional disclosure on the estimated valuation results and the estimated appreciation rate of Baotou Aluminum by using the asset-based approach and conducted an analysis on the difference between the estimated valuation results of Baotou Aluminum derived by using the income approach and the asset-based approach. The listed company has also made additional disclosure on the rationality of the major parameters, basis of preliminary valuation and parameter determination under the valuation on Baotou Aluminum by using the income approach as well as the estimated valuation results and the estimated appreciation rate of the valuation on Chalco Shandong, Chalco Mining and Zhongzhou Aluminum by using the income approach and conducted an analysis on the difference between the estimated value derived by using the asset-based approach and the income approach. The above disclosure and analysis are believed to be rational to a certain extent.

Question 5.

Disclosure of the plan: The target assets of such restructuring involve more ownership defects in ownership certificates of land and real estate assets in the process of application, as well as necessary registration procedure of ownership transfer for land, properties, and mining rights. In the meantime, it is not denied in disclosure of the plan that the scope of land and real estate assets of target assets being incorporated into such restructuring may be subject to adjustment. Please provide additional disclosure on the following: (1) area of the above defective land and properties and their proportions to the total area, total estimated value of the defective assets and their proportions in relation to the transaction price; (2) reasons for not obtaining ownership certificate, progress of application as of now, existence of legal obstacles, and expected time for completion of application; (3) explanation for the impact on production and operation of target assets for not obtaining ownership certificates, taking into account the usage of the above land and real estate assets; (4) whether the above defective assets are within the scope of preliminary valuation, or whether significant adjustment may be made in the future. The financial advisor and lawyers are advised to express their opinions.

Reply:

I. AREA OF THE DEFECTIVE LAND AND REAL ESTATE ASSETS AND THEIR PROPORTIONS IN RELATION TO THE TOTAL AREA, TOTAL ESTIMATED VALUE OF THE DEFECTIVE ASSETS AND THEIR PROPORTIONS IN RELATION TO THE TRANSACTION PRICE

(I) Land

On 31 December, 2017, land certificates in the process of application owned by target companies, area of land requiring a change in ownership and its proportion to the total area and estimated value, as well as its proportion to total valuation of each of the target companies are as follows (after disclosure of the plan, Baotou Aluminum and its subsidiaries obtained ownership certificates for the two applications for land certificates as disclosed in the plan, which stated that the total area is 446,147.98 m^2):

1. Baotou Aluminum

Baotou Aluminum and its subsidiaries obtained land use certificates for the land with an area of 1,089,794.66 m^2 owned. Baotou Aluminum did not have land use right requiring registration procedure for change in ownership.

2. Chalco Shandong

Chalco Shandong and its subsidiaries obtained land use certificates for the land with a total area of 522,211.67 m^2 owned, of which 188,878.67 m^2 required registration procedure for change in ownership of land use rights, representing 36.17% of the self-owned land area of Chalco Shandong. The proportion of estimated value of the land use rights of such land to estimated value of total assets of Chalco Shandong was 0.83%.

3. Chalco Mining

Chalco Mining and its subsidiaries owned land with a total area of 837,643.32 m^2, of which 797,678.32 m^2 had not undergone registration procedure for obtaining land use certificates, representing 95.23% of the self-owned land area of Chalco Mining. Another 39,965.00 m^2 of land had not undergone registration procedure for change in ownership of land use rights, representing 4.77% of the self-owned land area of Chalco Mining. The proportion of estimated value of the land use rights of such land to estimated value of total assets of Chalco Mining was 1.48%.

4. Zhongzhou Aluminum

Zhongzhou Aluminum and its subsidiaries obtained land use certificates for the land with a total area of 1,116,358.30 m^2 owned, and had not undergone registration procedure for change in ownership of land use rights. The proportion of estimated value of the land use rights of such land to estimated value of total assets of Zhongzhou Aluminum was 1.89%.

(II) Real estate

On 31 December 2017, real estate asset certificates in the process of application owned by target companies, area of properties requiring a change in ownership and their proportions to the total area and estimated value, as well as their proportions to total valuation of each of the target companies are as follows:

1. Baotou Aluminum

Baotou Aluminum and its subsidiaries owned properties with a total area of 1,216,079.45 m^2, of which there were no real estate assets requiring registration procedure for change in ownership, 1,209,901.25 m^2 had not undergone registration procedure for obtaining ownership

certificates, representing 99.49% of the area of all of those properties. The proportion of estimated value of such real estate assets to estimated value of total assets of Baotou Aluminum was 15.22%.

2. Chalco Shandong

Chalco Shandong and its subsidiaries owned properties with a total area of 732,517.31 m^2, of which 364,096.61 m^2 had not undergone registration procedure for obtaining ownership certificates, representing 49.70% of the area of all of those properties; 297,759.03 m^2 of properties requiring registration procedure for change in ownership, representing 40.65% of the area of all of its properties. The proportion of estimated value of the such real estate assets to estimated value of total assets of Chalco Shandong was 13.44%.

3. Chalco Mining

Chalco Mining and its subsidiaries owned properties with a total area of 742,161.93 m^2, of which 492,089.89 m^2 had not undergone registration procedure for obtaining ownership certificates, representing 66.30% of the area of all of those properties; 250,072.04 m^2 of properties requiring registration procedure for change in ownership, representing 33.70% of the area of all of its properties. The proportion of estimated value of the such real estate assets to estimated value of total assets of Chalco Mining was 9.93%.

4. Zhongzhou Aluminum

Zhongzhou Aluminum and its subsidiaries owned properties with a total area of 401,691.29 m^2, of which 72,359.35 m^2 were required to obtain ownership certificates, representing 18.01% of the area of all of those properties; 329,331.94 m^2 of properties requiring registration procedure for change in ownership, representing 81.99% of the area of all of its properties. The proportion of estimated value of such real estate assets to estimated value of total assets of Zhongzhou Aluminum was 8.99%.

II. REASONS FOR NOT OBTAINING OWNERSHIP CERTIFICATE, PROGRESS OF APPLICATION AS OF NOW, EXISTENCE OF LEGAL OBSTACLES, EXPECTED TIME FOR COMPLETION OF APPLICATION, USAGE AND IMPACT ON PRODUCTION AND OPERATION

(I) Land without obtaining ownership certificate

As of the issue date of this reply report, details of land of target companies requiring for obtaining ownership certificates are as follows:

No.	Actual users	Location	Area (m^2)
1	Chalco Mining	Ximagu Village, Shangjie	288,309.09
2	Chalco Mining	Ximagu Village, Shangjie	266,554.67
3	Chalco Mining	Ximagu Village and Dongmagu Village, Shangjie	242,814.56
Total			**797,678.32**

For the land in item 1, Chalco Mining entered into the state-owned land use right grant contract, and all land grant premium has been paid.

For the land in item 2, Henan subsidiary of Chalco (predecessor of Chalco Mining) entered into the Compensation and Trust Agreement for Attachments and Young Crops within Acquired Land with the Magu Village Committee of Xiawo Town, Shangjie District in Zhengzhou City and the Shagu Village Committee of Xiawo Town, Shangjie District in Zhengzhou City in 2005, respectively, and compensation fee for the acquired land had been paid.

For the land in item 3, Henan subsidiary of Chalco (predecessor of Chalco Mining) entered into a series of agreements for authorized acquisition of land and grant of land use rights with relevant authorities including the People's Government of Xiawo Town, Shangjie District in Zhengzhou City, the Land Reserve Centre in Shangjie District of Zhengzhou City, Land and Real Estate Administration Bureau in Shangjie District of Zhengzhou City, Renzhuang Village Committee of Centre District Office of Shangjie District of Zhengzhou City during the period from 2003 to 2006, respectively, and compensation fee for the acquired land had been paid.

As of the issue date of this reply report, Chalco Mining is liaising with the state-owned land authority in relation to the application of land use right certificates for the above three pieces of land. Details of progress will be further disclosed in the report for restructuring.

The above three pieces of land are used for a concentrator with a capacity of 1.50 million tonnes, a thermal power plant and an alumina project with a capacity of 0.70 million tonnes. All of these lands have not obtained land use right certificate at this stage, but have actually been used by Chalco Mining or its predecessor for more than 10 years. The competent government authority and other departments have not expressed objections for their rights of use, nor they have aroused adverse effect to the normal production and operation of Chalco Mining.

(II) Real estate assets without obtaining ownership certificate

1. Baotou Aluminum

As of 31 December 2017, Baotou Aluminum and its subsidiaries have 297 items of real estate assets pending for application of ownership certificates, with total construction area of 1,209,901.25 m^2, details of which are as follows:

(1) Unlicensed real estate assets on the leased land

221 properties in total with a construction area of 939,831.44 m^2 have not obtained ownership certificate for the time being due to separate housing and land. Separate housing and land of the above real estate assets was resulted from historical reasons. On 28 June 2001, Baotou Aluminum Group, by use of operating assets (including properties and equipment used for production and operation), initiated the establishment of Baotou Aluminum Limited, predecessor of Baotou Aluminum. Those properties used for production and operation were located on land which had not been incorporated into the scope of listed assets. They were available for use by Baotou Aluminum Limited through the way of lease from Baotou Aluminum Group. On 9 May 2005, Baotou Aluminum Limited was listed on the Shanghai Stock Exchange. On 28 December 2007, Chalco acquired Baotou Aluminum Limited by merger, established Baotou Aluminum by capital contribution of operating assets of Baotou Aluminum Limited including those real estate assets.

All of the above real estate assets are located on land owned by Baotou Aluminum Group, the related party of the Company. Baotou Aluminum Group is a subsidiary of Chinalco, the controlling shareholder of Chalco. The land use rights of such real estate assets were leased for use by Baotou Aluminum Group to Baotou Aluminum and its subsidiaries. Such real estate assets were actually occupied for use by Baotou Aluminum, therefore no controversy and dispute existed for the ownership. The concerned properties that had not yet applied for real estate asset certificate aroused no adverse effect on normal production and operation of Baotou Aluminum.

(2) Unlicensed real estate assets on self-owned land

76 properties in total with a construction area of 270,069.81 m^2 mainly comprise power plants owned by Baotou Aluminum, and newly built properties completed at the end of 2017 for the Huayun construction project (phase II) by Huayun New Materials, a subsidiary thereof, all of which were undergone relevant procedure necessary for application of real estate certificates. It is expected that applying for ownership certificate does not exist substantive legal obstacle. Details of application will be fully disclosed in the report for restructuring. The concerned properties that had not yet applied for ownership certificate aroused no material adverse effect on production and operation of Baotou Aluminum and its subsidiaries.

2. Chalco Shandong

As of 31 December 2017, Chalco Shandong and its subsidiaries have 314 items of real estate assets pending for application of ownership certificates, with total construction area of 364,096.61 m^2, among which:

(1) Unlicensed real estate assets on the leased land

285 properties in total with a construction area of 352,676.7 m^2 have not obtained ownership certificate for the time being due to separate housing and land. Separate housing and land of the above real estate assets was resulted from historical reasons. In 1999, Shandong Aluminum, by use of alumina operating assets (including properties and equipment used for production and operation), initiated the establishment of Shandong Aluminum Co., Ltd. ("**Shandong Aluminum Limited**"). The abovementioned properties used for production and operation were located on land which had not been incorporated into the scope of listed assets. They were available for use by Shandong Aluminum Limited through the way of lease from Shandong Aluminum. Shandong Aluminum Limited were listed on the Shanghai Stock Exchange for the same year. In 2001, Chinalco established Chalco by capital contribution of assets such as quality alumina operating assets including Shandong Aluminum and all of the shares held in Shandong Aluminum Limited. Chalco established the Shangdong branch by use of such alumina operating assets. The abovementioned alumina operating assets comprise properties and equipment used for production and operation, excluding the land where the abovementioned properties used for production and operation are situated. They were available for use by the Shandong branch through the way of lease from Shandong Aluminum. In September 2007, Chalco acquired Shandong Aluminum Limited by merger, and all of the original assets of Shandong Industry were transferred to the Shandong branch. On 16 January 2015, Chalco established Chalco Shandong by capital contribution of all net assets of the Shandong branch.

All of the above real estate assets are located on land owned by Shandong Aluminum, the related party. Shandong Aluminum is a subsidiary of Chinalco, the controlling shareholder of Chalco. In respect of the use of land where those real estate assets are located, Chalco Shandong entered into a long term lease contract with Shandong Aluminum, which specified that Chalco Shandong and its subsidiaries leased such land for long term use. Such real estate assets were actually occupied for use by Chalco Shandong and its subsidiaries, therefore no controversy and dispute existed for the ownership. The concerned properties that had not yet applied for real estate asset certificate aroused no adverse effect on normal production and operation of Chalco Shandong.

(2) *Unlicensed real estate assets on self-owned land*

29 properties in total with a construction area of 11,419.91 m^2 mainly comprise underground parking space, garage, bathroom and other ancillary facilities, without belonging to Chalco Shandong and its subsidiaries as the major properties used for production and operation. The concerned properties that had not yet obtained ownership certificate aroused no adverse effect on normal production and operation of Chalco Shandong. Chalco Shandong and its subsidiaries are liaising with the local real estate competent authority in relation to the application of ownership certificates for those properties. Details of progress will be further disclosed in the report for restructuring.

3. Chalco Mining

As of 31 December 2017, Chalco Mining and its subsidiaries have 591 items of real estate assets pending for application of ownership certificates, with total construction area of 492,089.89 m^2, among which:

(1) Unlicensed real estate assets on the leased land

471 properties in total with a construction area of 287,164.29 m^2 have not obtained ownership certificate for the time being due to separate housing and land. Separate housing and land of the above real estate assets was resulted from historical reasons. In July 2001, Chinalco established Chalco by capital contribution of assets such as quality alumina operating assets including Great Wall Aluminum. Chalco established the Henan branch by use of such operating assets. The abovementioned operating assets comprise properties used for production and operation, excluding the land where those properties used for production and operation are situated. They were available for use by the Henan branch through the way of lease from Great Wall Aluminum. In February 2005, Chalco integrated the mine assets in the Henan region, and established the mining branch of Chalco by use of assets such as mines owned by the Henan branch and Zhongzhou branch. The abovementioned mine assets comprise properties used for production and operation, excluding the land where those properties used for production and operation are situated. In August 2007, Chalco established Chalco Mining by capital contribution of net assets of the mining branch of Chalco. In 2017, Chalco transferred part of the assets of Henan branch, including its properties, to Chalco Mining.

All of the above real estate assets are located on land owned by Great Wall Aluminum, the related party. Great Wall Aluminum is a subsidiary of Chinalco, the controlling shareholder of Chalco. In respect of the use of land where those real estate assets are located, Chalco Mining entered into a lease agreement with Great Wall Aluminum, which specified that Chalco Mining and its subsidiaries leased such land for long term use. Such real estate assets were actually occupied for use by Chalco Mining and its subsidiaries, therefore no controversy and dispute existed for the ownership. The concerned properties that had not yet applied for real estate asset certificate aroused no adverse effect on normal production and operation of Chalco Mining.

(2) Unlicensed real estate assets on self-owned land

120 properties in total with a construction area of 204,925.60 m^2 are situated on land of Chalco Mining without obtaining land use right certificate. They cannot apply for real estate asset ownership certificate for the time being as the land ownership certificate has not obtained. Real estate asset ownership certificate can only be applied after relevant land use right is obtained by Chalco Mining. Such properties are used for the abovementioned concentrator with a capacity of 1.50 million tonnes, a self-sufficient thermal power plant project and properties for an alumina project with a capacity of 0.70 million tonnes owned by Chalco Mining. All of these properties have been built and actually used by Chalco Mining or its predecessor for several years. The competent government authority and other departments have not expressed objections for their rights of use, nor they have aroused adverse effect to the normal production and operation of Chalco Mining.

4. Zhongzhou Aluminum

As of 31 December 2017, Zhongzhou Aluminum and its subsidiaries have 174 items of real estate assets pending for application of ownership certificates, with total construction area of 72,359.35 m^2, among which:

(1) Unlicensed real estate assets on the leased land

160 properties in total with a construction area of 69,849.98 m^2 have not obtained ownership certificate for the time being due to separate housing and land. Separate housing and land of the above real estate assets was resulted from historical reasons. In 2001, Chinalco established Chalco by capital contribution of assets such as quality alumina operating assets including Zhongzhou Aluminum Factory. Chalco established the Zhongzhou branch by use of the abovementioned alumina operating assets from Zhongzhou Aluminum Factory. Those alumina operating assets comprise properties and equipment used for production and operation, excluding the land where those properties used for production and operation are situated. They were available for use by the Zhongzhou branch through the way of lease from Zhongzhou Aluminum Factory. In March 2015, Chalco established Zhongzhou Aluminum by capital contribution of all net assets of the Zhongzhou branch.

All of the above real estate assets are located on land owned by Zhongzhou Aluminum Factory, the related party. Zhongzhou Aluminum Factory is a subsidiary of Chinalco, the controlling shareholder of Chalco. In respect of the use of land where those real estate assets are located, Zhongzhou Aluminum and its subsidiaries entered into a long term lease agreement with Zhongzhou Aluminum Factory, which specified that Zhongzhou Aluminum Factory and its subsidiaries leased such land for long term use. Such real estate assets were actually occupied for use by Zhongzhou Aluminum and its subsidiaries, therefore no controversy and dispute existed for the ownership. The concerned properties that had not yet applied for real estate asset certificate aroused no adverse effect on normal production and operation of Zhongzhou Aluminum.

(2) Unlicensed real estate assets on self-owned land

14 properties in total with a construction area of 2,509.37 m^2 mainly comprise plants for power and gas supply, and other auxiliary systems of Zhongzhou Aluminum, without belonging to Zhongzhou Aluminum and its subsidiaries as the major properties used for production and operation. The concerned properties that had not yet obtained ownership certificate aroused no adverse effect on normal production and operation of Zhongzhou Aluminum. Zhongzhou Aluminum is liaising with the local real estate competent authority in relation to the application of ownership certificates for those properties. Details of progress will be further disclosed in the report for restructuring.

III. RELATED LAND AND REAL ESTATE ASSETS ARE WITHIN THE SCOPE OF PRELIMINARY VALUATION, AND NO SIGNIFICANT ADJUSTMENT WILL BE MADE

The above land and real estate assets for which the company have not yet obtained ownership certificate or need to complete the registration procedure for change in ownership are within the scope of preliminary valuation of the target assets of this transaction. As the current audit and valuation on the target assets have not been completed, it is not denied that the land and real estate assets being incorporated into such restructuring within the scope of preliminary valuation may be subject to adjustment. However, it is expected that it will not have a significant impact on the scope of the overall valuation and the relevant adjustment will not affect the financial statements of the target companies.

IV. ADDITIONAL DISCLOSURE

The Company made additional disclosure in "(VIII) Information on major assets" of "I. 25.67% equity interest of Baotou Aluminum", "II. 30.08% equity interest of Chalco Shandong", "III. 81.14% equity interest of Chalco Mining", "IV. 36.90% equity interest of Zhongzhou Aluminum" under "Section IV Basic Information of Target Transaction" as set out in the plan.

V. REVIEW OPINION OF INTERMEDIARY INSTITUTIONS

(I) Review opinion of independent financial advisor

The independent financial advisor, after examination, considers that the listed company made additional disclosure of the area, proportion, estimated value and proportion of the target companies' land and real estate assets of not obtaining ownership certificate and requiring registration procedure for change in ownership, as well as the impact of such land and real estate assets on the production and operation of the target companies. The above disclosure is in line with the actual situation of the target companies. The above land and real estate assets are within the scope of preliminary valuation, and no significant adjustment will be made in the future.

(II) Review opinions of lawyers

The lawyer from Jia Yuan, after examination, considers that: (1) the listed company made additional disclosure in the plan of the area of the target companies' defective land and real estate assets and their proportions to the total area, total estimated value of the defective assets and their proportions to the estimated value of target companies' total assets. (2) Target companies have 3 pieces of land in the process of application for ownership certificates, all of which are belonged to Chalco Mining. Of which, a land grant contract was signed for one piece of land. No substantive legal obstacle exists for applying for ownership certificate. Compensation fee for acquisition of land was paid in accordance with relevant agreements for two pieces of land, but had not undergone related procedure for grant of land use rights. Chalco Mining is communicating with homeland department for obtaining land use right certificate of the abovementioned three pieces of land parcels, specific progress will be further disclosed in the restructuring report for this restructuring. The reasons for not obtaining ownership certificates for part of the real estate assets of target companies are: historical legacy issues of separate land and housing, incomplete or in the process of preliminary procedure, or not obtaining ownership certificate for the situated land. Among which, ① Real estate assets failing to apply for ownership certificate due to separate land and housing is related to historical legacy issue that the time for applying for and obtaining ownership certificate cannot be

estimated. Nevertheless, the holder of the situated land is the subsidiary of the controlling shareholder of the listed company. The holder of the land agrees that target companies lease those lands for long term use, without affecting the use of real estate assets by target companies. ② For real estate assets not obtaining ownership certificates due to incomplete or in the process of preliminary procedure, the application of ownership certificates do not exist substantive legal obstacle after target companies re-proceed relevant procedure.③ No ownership certificate has been applied for those real estate assets not obtaining land ownership certificate for the situated land. No substantive legal obstacle exists for applying for real estate asset ownership certificate, after target companies obtain land ownership certificate and re-proceed relevant procedure. (3) Three pieces of land of Chalco Mining have not yet obtained ownership certificate, however, such land parcels were actually used by the Henan branch of Chalco and Chalco Mining for more than 10 years. The competent government authority and other departments have not expressed objections, nor they have affected the production and operation thereof. Target companies' real estate assets not obtaining ownership certificate are within target companies' self-owned or leased factory areas. No dispute exists for real estate asset rights without affecting the production and operation thereof. (4) The above defective assets are within the range of preliminary valuation, and no significant adjustment will be made in the future.

Question 6.

Disclosure of the plan: eight counterparties in this restructuring form a concerted relation with the listed company at the target assets level. Please provide additional disclosure on the followings: (1) whether each counterparty has signed an agreement for concerted action, and, if this is the case, make additional disclosure to details of agreement for the term of concerted action; (2) the mechanism for operation of concerted relation between the counterparties and the listed company, and specific measures for ensuring performance of contracts by each parties, whether the listed company having actual control over the target assets can be guaranteed. The financial advisor and lawyers are advised to express their opinions.

Reply:

I. WHETHER EACH COUNTERPARTY HAS SIGNED AN AGREEMENT FOR CONCERTED ACTION, AND, IF THIS IS THE CASE, MAKE ADDITIONAL DISCLOSURE TO DETAILS OF AGREEMENT FOR THE TERM OF CONCERTED ACTION

Each counterparty entered into Investment Agreement or Debt to Equity Agreement with Chalco during the process of investing in target companies with cash or bonds, and specified terms for concerted action in the abovementioned

Investment Agreement or Debt to Equity Agreement. Such terms formed a concerted relation between the counterparties and the listed company at the target companies level. Such terms provided that the counterparties and the listed company are concerted parties of Chalco at the target companies level, details of which are as follows:

(I) Details of concerted action

(1) During voting in general meetings and board meetings of target companies, the counterparties and their appointed directors undertake to act in accordance with the instructions of Chalco, and maintain concerted action with Chalco.

(2) The counterparties, under any circumstances, shall not be considered as concerted parties with Chinalco at the Chalco level.

(II) Term of concerted action

During the period when the counterparties remain as shareholders of target companies, Chalco shall not transfer its shareholding held in target companies, and all of the counterparties remain as concerted parties during the period when they have shareholding with target companies. Nevertheless, whenever specific breach of contract with the Investment Agreement and Debt to Equity Agreement entered into with the counterparties take place on the side of Chalco, the counterparties will no longer need to maintain concerted action with Chalco.

II. MECHANISM FOR OPERATION OF CONCERTED RELATION BETWEEN THE COUNTERPARTIES AND THE LISTED COMPANY, AND SPECIFIC MEASURES FOR ENSURING PERFORMANCE OF CONTRACTS BY EACH PARTIES, WHETHER THE LISTED COMPANY HAVING ACTUAL CONTROL OVER THE TARGET ASSETS CAN BE GUARANTEED

(I) Mechanism for operation of concerted relation between the counterparties and Chalco

Pursuant to the Investment Agreement or Debt to Equity Agreement, the mechanism for operation of concerted relation between the counterparties and Chalco is as follows:

1. The board of directors of target companies consists of 3 directors, of which 2 directors are nominated by Chalco, and 1 director is nominated by the counterparties. During voting in board meetings, the director nominated by the counterparties should act in accordance with the instructions of the directors nominated by Chalco.

2. During voting in general meetings of target companies, the counterparties should exercise their voting power in accordance with the instructions of Chalco.

(II) Measures for ensuring performance of contracts by each parties

The Investment Agreement or the Debt to Equity Agreement entered into between the counterparties and Chalco is legal and valid. The arrangement for concerted action as required in such agreements is legally binding to each party.

(III) Control of Chalco over target companies

The Investment Agreement or the Debt to Equity Agreement specified practicable mechanism of operation and specific measures for ensuring performance of contract by each party in relation to concerted relation between the counterparties and Chalco, thereby ensuring that Chalco has actual control over target companies.

III. ADDITIONAL DISCLOSURE

The Company made additional disclosure in "2. Arrangement for concerted action among shareholders" of "(IV) Relationship of control of property right" in "I. 25.67% equity interest of Baotou Aluminum" under "Section IV Basic Information of Target Transaction" as set out in the plan.

IV. REVIEW OPINION OF INTERMEDIARY INSTITUTIONS

(I) Review opinion of independent financial advisor

The independent financial advisor, after examination, considers that the counterparties and Chalco formulated specific rules on arrangement for concerted action at target companies level, and specified practicable mechanism of operation and specific measures for ensuring performance of contract by each party in relation to concerted relation, thereby ensuring that Chalco has actual control over target companies.

(II) Review opinion of lawyers

The lawyer from Jia Yuan, after examination, considers that the counterparties and Chalco formulated specific rules on arrangement for concerted action at target companies level, and specified practicable mechanism of operation and specific measures for ensuring performance of contract by each party in relation to concerted relation, thereby ensuring that Chalco has actual control over target companies.

Question 7.

Disclosure of the plan: Major products of target assets are electrolytic aluminum and alumina, the raw materials of which are mainly electricity and bauxite. Price fluctuations of raw materials have larger effect on the results of operation. Please make additional disclosure to: (1) proportion of cost of electricity to production cost of electrolytic aluminum, and proportion of procurement cost of bauxite to production cost of alumina; (2) sensitivity analysis conducted in relation to the changes in electricity price and procurement price of bauxite; (3) full set of risk alerts for risks of price fluctuations in raw materials. The financial advisor and accountant are advised to express their opinions.

Reply:

I. PROPORTION OF COST OF ELECTRICITY TO PRODUCTION COST OF ELECTROLYTIC ALUMINUM, AND PROPORTION OF PROCUREMENT COST OF BAUXITE TO PRODUCTION COST OF ALUMINA

In 2016 and 2017, the proportion of Baotou Aluminum's procurement cost of electricity to production cost of electrolytic aluminum is 29.26% and 29.98%, respectively. In 2016 and 2017, the proportion of Chalco Shandong's procurement cost of bauxite to production cost of alumina is 60.84% and 54.14%, respectively. The proportion of Chalco Mining's procurement cost of bauxite to production cost of alumina is 36.84% and 33.37%, respectively. In 2016 and 2017, the proportion of Zhongzhou Aluminum's procurement cost of bauxite to production cost of alumina is 44.36% and 39.52%, respectively.

II. SENSITIVITY ANALYSIS CONDUCTED IN RELATION TO THE CHANGES IN ELETRICITY PRICE AND PROCUREMENT PRICE OF BAUXITE

Assuming the amount of procurement, product sale, and expenses for the period remain unchanged, if there is a change in average procurement of electricity price of 5%, the rates of change in operating profit of Baotou Aluminum in 2016 and 2017 are 9% and 13%, respectively.

Assuming the amount of procurement, product sale, and expenses for the period remain unchanged, if there is a change in average procurement price of bauxite of 5%, the rates of change in operating profit of Chalco Shandong in 2016 and 2017 are 28% and 23%, respectively. The rates of change in operating profit of Chalco Mining are 7% and 85%, respectively. The rates of change in operating profit of Zhongzhou Aluminum are 190% and 40%, respectively. Among which, the rates of change in operating profits of Chalco Mining in 2017 and Zhongzhou Aluminum in 2016 are larger, attributable to lower absolute value of actual operating profit for the respective years.

III. FULL SET OF RISK ALERTS FOR RISKS OF PRICE FLUCTUATIONS IN RAW MATERIALS

The Company has made full set of alerts in the section headed "6. Risks of change in results of operations of the listed company after restructuring" under "Major Risk Alerts" as set out in the plan for the risks of price fluctuations in main raw materials, details of which are as follows:

"(IV) Risks of fluctuations in electricity price

Major products of Baotou Aluminum among those target companies are electrolytic aluminum. During the reporting period, the proportion of cost of electricity to its production cost is higher, with an average ratio of approximately 29.62%. Fluctuations in electricity price have larger effect on its operating profit. If fluctuations in electricity price for the production and use of electricity by Baotou Aluminum occur, they may have adverse impact on the production and operation of Baotou Aluminum and the listed company.

(V) Risks of price fluctuations in bauxite

Major products of Chalco Shandong, Zhongzhou Aluminum and Chalco Mining among those target companies are electrolytic aluminum. The main raw materials are bauxite. During the reporting period, the proportion of procurement cost of bauxite to its production cost is higher, with an average ratios of approximately 57.49%, 35.11% and 41.94%, respectively. Fluctuations in procurement price of bauxite have larger effect on its operating profit. If fluctuations in price of bauxite occur, they may have adverse impact on the production and operation of Chalco Shandong, Zhongzhou Aluminum, Chalco Mining and the Company."

IV. ADDITIONAL DISCLOSURE

The Company has made additional disclosure in "6. Risks of change in results of operations of the listed company after restructuring" under "Major Risk Alerts" and "Section VIII Risk Factors" as set out in the plan.

V. REVIEW OPINION OF INTERMEDIARY INSTITUTIONS

(I) Review opinion of independent financial advisor

The independent financial advisor, after examination, considers that Baotou Aluminum, as one of the transaction parties, is principally engaged in electrolytic aluminum business. Proportion of cost of electricity is relatively larger, hence fluctuations in cost of electricity have larger effect on the results of operation. Chalco Shandong, Zhongzhou Aluminum and Chalco Mining are principally engaged in alumina business. Proportion of procurement costs for bauxite is relatively larger, hence price fluctuations of bauxite have larger effect on the results of operation. The Company has made disclosure and risk alert for related risks of price fluctuations in raw materials in the plan.

(II) Review opinion of accountant

The accountant, after examination, considers that based on the audit work performed by the accountant for Baotou Aluminum, Chalco Shandong, Chalco Mining, and Zhongzhou Aluminum as of now, Baotou Aluminum, as one of the transaction parties, is principally engaged in electrolytic aluminum business. Proportion of cost of electricity is relatively larger, hence fluctuations in cost of electricity have larger effect on the results of operation. Chalco Shandong, Zhongzhou Aluminum and Chalco Mining are principally engaged in alumina business. Proportion of procurement costs for bauxite is relatively larger, hence price fluctuations of bauxite have larger effect on the results of operation. The Company has made disclosure and risk alert for related risks of price fluctuations in raw materials in the plan.

The website of Shanghai Stock Exchange (http://www.sse.com.cn) and Securities Times are the website and the media designated by the Company for information disclosure. The relevant information of the Company is subject to the announcement published by the Company through the aforesaid website and the designated media. Investors are advised to pay attention to any announcement and investment risks in a timely manner.

Announcement is hereby given.

By Order of the Board
Aluminum Corporation of China Limited*
23 February 2018

Documents for Inspection:

1. Review opinion of "Letter of Inquiry Regarding Information Disclosure of Issuance of Shares for Assets Acquisition and Related-Party Transaction Plan of Aluminum Corporation of China Limited*" issued by CITIC Securities Co., Ltd.

2. "Issuance of Shares for Assets Acquisition and Related-Party Transaction Plan of Aluminum Corporation of China Limited*" (Amendments)

3. "The Summary of the Issuance of Shares for Assets Acquisition and Related-Party Transaction Plan of Aluminum Corporation of China Limited*" (Amendments)

4. Special reply opinion of "Letter of Inquiry Regarding Information Disclosure of Issuance of Shares for Assets Acquisition and Related-Party Transaction Plan of Aluminum Corporation of China Limited*" from the Shanghai Stock Exchange by Beijing Jia Yuan Law Offices

5. Special explanation by Ernst & Young Hua Ming LLP in response to the reply on relevant questions raised that require accountant's review in the "Letter of Inquiry Regarding Information Disclosure of Issuance of Shares for Assets Acquisition and Related-Party Transaction Plan of Aluminum Corporation of China Limited*" from the Shanghai Stock Exchange

6. Review opinion regarding relevant questions of "Letter of Inquiry Regarding Information Disclosure of Issuance of Shares for Assets Acquisition and Related-Party Transaction Plan of Aluminum Corporation of China Limited*" by China United Assets Appraisal Group Ltd. (Shang Zheng Gong Han [2018] No. 0161)